THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

January 25, 2012

Ms. Angela McHale
Securities Exchange Commission

Re: James River Holdings Corp.
Registration Statement on Form S-11
Filed September 13, 2011
File No. 333-176809

Dear Ms. McHale,

Please see our answers to your comments below.

1.
We note your response to comment 4 of our letter dated January 10, 2012 in which you indicate you have one director.  We note that you continue to indicate in the registration statement that you have three directors.  For example purposes only, please refer to pages 27, 40 and 48.  Please revise to reconcile throughout the document.

The Company only has one director, Mr. Watts. We have searched through the document for any discrepancies and have revised.

Use of Proceeds, page 19

2.
We note your responses to comments 1 and 2 of our letter dated January 10, 2012, as well as your revised disclosure to footnote (1) on page 20. Your disclosure states that Mr. Watts will not seek reimbursement of offering expenses already paid, since he received stock in exchange for his capital investment of $10,000.  But later in the footnote, you state that he will not seek reimbursement for expenses totaling $6,000 because he received stock in exchange.  Please revise to reconcile.  If Mr. Watts may not receive reimbursement for any of his $10,000 investment, please clearly disclose this in the footnote.  If Mr. Watts may receive reimbursement for $4,000 of his $10,000 investment, then please revise your disclosure throughout the document to indicate that Mr. Watts received the 10,000,000 shares in exchange for his capital contribution of $10,000, $4,000 of which may be reimbursed to him.

We have updated footnote #1 to read as follows and clearly state that Mr. Watts will not be seeking reimbursement for any of his already invested $10,000, whether it has been used for expenses or not:

(1)
The Officers of the Company have provided the capital to cover the offering expenses herein. He will not  seek reimbursement of such expenses upon the receipt of offering proceeds since he received stock in exchange for his capital investment of $10,000, but may seek reimbursement for costs not yet incurred or paid. We estimate this to be about $17,500, barring unforeseen costs. This number includes the remaining amount for accounting, legal, and blue sky fees of approximately $4,000. The remaining $4,000 cash remaining in our bank account will go towards providing capital for state filing fees. Total costs of accounting are $3,500 and legal costs of $20,000. Mr. Watts has provided the initial payments for these costs. Details of the offering proceeds are herein provided to let a potential investor know the costs of this offering. We will account for these expenses in our financial statements. Mr. Watts is not seeking reimbursement for expenses totaling $6,000 already paid as he received stock in exchange for paying for such expenses.  These expenses included legal and accounting expenses related to this offering. He also provided the company with an additional $4,000 for operational and offering expenses. He will not seek reimbursement for this $4,000 either as Mr. Watts received stock in exchange for the total of $10,000 that Mr. Watts provided the Company. It is expected that Mr. Watts will take a non-interest bearing demand promissory note if he is to pay for any other expenses related to this offering beyond the $10,000 already invested in exchange for stock.

We also want to bring your attention to Footnote #2 which also addresses this issue:

(2)	We expect to incur $4,000 in Blue Sky State filing fees, however, these fees will be covered by our current cash reserves of $4,000 as provided by our founder and CEO, J. Barry Watts. He will not seek reimbursement for these costs.

Director, Executive Officers, Promoters and Control Persons, page 27

3.
We note your response to comment 3 of our letter dated January 10, 2012.  We reissue our prior comment, in part.  Please revise your disclosure to identify the broker-dealer founded by Mr. Watts.  In addition, please revise your disclosure to more clearly describe Mr. Watts’ business experience over the past five years. Disclose the “several other real estate funds and businesses” he has run over the past five years and discuss the nature of his responsibility at each.  Also disclose whether any of these entities are affiliated with the registrant.  Lastly, please discuss the nature of Mr. Watt’s responsibilities at Springfield Property Management, Inc. and Investor Capital Lending, Inc., and disclose the dates of his employment at each.

In order to comply with this comment, we updated this section to read as follows:

J. Barry Watts, 48, is the CEO, President, Treasurer, and Chairman of the Board, graduated from the University of Missouri with a degree in Agricultural Economics and earned a graduate degree from Campbellsville University. He has worked in the securities industry as a Registered Representative and General Securities Principal. He founded and owned a broker-dealer trading securities on Wall Street named Investment Consulting Group, Inc. that was withdrawn from FINRA registration and dissolved in 2010. He  is a Certified Financial Planner and has also operated a farm, owned a property management company (Springfield Property Management), owned a franchise of HomeVestors of America which bought, repaired and resold houses, and carried private mortgages on those houses through Investor Capital Lending, Inc. Altogether, he has started ten different investor-owned companies focused in real estate and fixed income investment. The ten real estate focused companies included Springfield Real Estate Fund 2009, LLC, Springfield Real Estate Fund B-09, LLC, Wilsons Creek Real Estate Fund, LLC, Jordan Creek Real Estate Fund, LLC, Railey Creek Real Estate Fund, LLC. These companies held and managed residential rental properties. Mr. Watts enlisted the services of professional manager and thus does not participate in the daily operational duties of the companies. Mr. Watts has also started and operated Investor Capital Lending Fixed Income Series A, LLC, Investor Capital Lending Fixed Income Series B, LLC, Investor Capital Lending Fixed Income Series C, LLC, Investor Capital Lending Fixed Income Series D, LLC. He does not have a majority interest in any of these companies. In addition Mr. Watts owns a majority interest in the following organizations: Springfield Property Management, Inc. (a property management company for mostly single family homes), Difference Makers, LLC (an organization that provides services and funds to third world Latin American countries), Professional Entity Management, LLC (a company that specifically provides management services for various real estate investment companies that Mr. Watts also operates), Harry Buys Houses, LLC (a real estate company which specifically buys distressed single family homes for rent and resale), Investor Capital Lending, Inc. (a fund which focuses on investing in long term single family holds), Greater Springfield Contractors, LLC (a construction company that provides general contractor services to Mr. Watts’ other companies) and Greater Springfield, LLC, a real estate agency.  Mr. Watts also owns a private lending company called Investor Capital Lending, Inc. (with less than $10 million in assets) that lends to single family real estate. Mr. Watts serves as president for Investor Capital Lending and has done so since 2007. He is currently in the process of winding down the operations of this company to concentrate his efforts on James River Holdings Corporation In the past five years, Mr. Watts’ time has primarily been dedicated to Springfield Property Management, Inc.  which is a property management firm in Springfield, MO. Mr. Watts has been a stockholder of Springfield Property Management since 2004. He has no daily operational responsibilities for this company and he is not an employee of Springfield Property Management. Mr. Watts, in the past five years, has run several other real estate funds and business as described herein and within our Conflicts of Interest section. Mr. Watts’s experience in both finance and real estate lead to his being chosen as our CEO/PRESIDENT, Treasurer, and Chairman of the Board of Directors. Mr. Watts obtained his real estate sales license in the state of Missouri in 2011, but does not use his license although it is active with James P. Morgan. Mr. Watts has served as our CEO, President, Treasurer, and Chairman of the Board of Directors since our inception in May of 2011 and will serve until a vote of shareholders or our Board of Directors takes place.

Thank you for your time. Please advise us if we may file for acceleration.

Sincerely,
Jillian Ivey Sidoti, Esq.

Enclosures